Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at June 6, 2014

The following management’s discussion and analysis (“MD&A”) of the results of operations and financial condition of Quest Rare Minerals Ltd. and its wholly-owned subsidiary QTM Extraction Ltd. (collectively “Quest” or the “Corporation”) covers the three and six-month periods ended April 30, 2014, unless otherwise noted. It should be read in conjunction with the audited consolidated financial statements and related notes as at and for the year ended October 31, 2013 and the condensed interim consolidated financial statements for the three and six-month periods ended April 30, 2014.

The condensed interim consolidated financial statements for the three and six-month periods ended April 30, 2014 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2013 which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in Canadian dollars unless otherwise noted.

Forward-Looking Statements

Certain of the information contained in this document may contain “forward-looking statements”. Forward-looking statements may include, among others, statements regarding the Corporation’s future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those concerning the Corporation’s Strange Lake B-Zone Rare Earth Element (“REE”) property. In this document, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management’s good faith belief with respect to future events and are subject to known or unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Corporation’s control. These risks and uncertainties include, but are not limited to, those described under the heading “Risk Factors” in the Corporation’s Annual Information Form and the Amended and Restated Annual Information Form for the fiscal year ended October 31, 2013, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar, and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Corporation does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise, except if required by applicable law.

CORPORATE OVERVIEW

Quest is a Canadian exploration and development company focused on the development of its important Strange Lake REE deposit in northeastern Québec, the identification and discovery of new REE deposit opportunities, and the engineering and construction of a processing facility in southern Québec.

Quest’s objective is to become a major stable global supplier of rare earth products. It has a preliminary agreement for the supply of zirconium product, and is continuing discussions with major industrial users of REE in Europe and North America. Quest is poised to establish a major new North American industrial sector of global importance, able to address the chronic HREE+Yttrium (HREE+Y) supply deficit over a long period of time.

Exploration Strategy

The Corporation’s 2009 exploration program led to the discovery of a major new REE deposit, the B-Zone, on the Corporation’s Strange Lake property. In September 2010, the Corporation completed a mineral resource estimate as well as a Preliminary Economic Assessment of the Strange Lake B-Zone deposit. Drilling on 60 m by 80 m centres over the defined limits of the deposit in the summer of 2010 allowed Quest to develop a revised Indicated and Inferred Resource Estimate in April 2011. The report was used as the basis to develop a program of definition drilling and to commence a pre-feasibility study program at Strange Lake in 2011. Quest believes Strange Lake has the potential to be one of the world’s largest and highest-grade heavy rare earth (HREE) mining projects.

Strange Lake Rare Earth Project, Québec

The Strange Lake property comprises a total of 504 claims all located in Québec. The property, located 220 km northeast of Schefferville and 125 km west of the Voisey’s Bay Nickel-Copper-Cobalt Mine (Figure 1), covers an area of 22,479 hectares. Exploration work on the Strange Lake Project has been focused around the Strange Lake B-Zone REE deposit discovered by Quest in 2009 and around additional REE showings identified by Quest crews on the property.

Quest’s exploration strategy combines prospecting and strong geological expertise with the use of leading-edge geophysical and geochemical techniques to search for mineral deposits. The Corporation also believes in conducting exploration through joint ventures with other mining firms, in order to share exploration risk and to benefit from its partners’ capabilities in mine development and production. In support of the Strange Lake development project work, Quest is currently in the process of building a rare earth and rare metal mine development team.

Figure 1 – Property Location Map, George River Area Projects, Québec and Newfoundland and Labrador

Preliminary Economic Assessment as a Revision to the Strange Lake Pre-Feasibility Study

On April 9, 2014 Quest announced the completion of a Preliminary Economic Assessment (“PEA”) based on a revised development plan for its Strange Lake Rare Earth Project. The new development plan significantly reduces the market, operational and financial risks of the Strange Lake Project. The PEA estimates construction capital costs of approximately $1.321 billion (excluding the rare earth separation plant), a decrease of an approximately $1.23 billion in construction capital from the pre-feasibility study published by Quest in October, 2013 (“PFS”), and savings of $182 million in sustaining capital. These anticipated improvements will be further evaluated during the definitive Feasibility Study (“FS”) to be initiated in the fall of 2014. A National Instrument 43-101(“NI 43-101”) compliant technical report summarizing the PEA, prepared by Micon International Limited (“Micon International”), has been filed under Quest’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov/edgar. The PEA reflects Quest’s revised development plan for the Strange Lake Rare Earth Project and, as such, it supersedes the PFS.

Preliminary Economic Assessment (PEA) Results

PEA Highlights:

–	Total project construction capital costs are $1.631 billion, based on a minimum mine life of 30 years. This total incorporates the cost of a $300 million separation plant (not previously included in the PFS)

–	Cash operating costs average $357 million per year, $232/t milled or $34.25/kg of product

–	The project will generate an average $758 million in revenue per year over the life of mine; 78% from sales of pure heavy rare earth and yttrium (“HREE + Y”) metal oxides and 22% from pure light rare earth (“LREE”) metal oxides

–	Average annual product outputs of separated rare earth oxides are 4,404 tonnes (t) of HREE + Y and 6,019 t of LREE

–	The PEA shows a robust internal rate of return (IRR) of 20.1% pre-tax and 16.7% post-tax

–	The net present value (“NPV”) of the project at a 10% discount rate is calculated to be $1.42 billion pre-tax and $788 million post-tax

The PEA further implements several of the process improvements identified in the PFS released by Quest in October 2013 and verified by exhaustive lab testing in January 2014. The development plan outlined in the PEA significantly reduces required capital expenditure, simplifies the process flow sheet, and reduces the project environmental footprint, all of which should enhance the long-term potential viability of the project. Quest remains convinced that this Made-in-Canada project has the potential to provide an important base for establishing a major new North American industrial sector of global importance, and could help to address the market demand for non-Chinese supply of these elements which are critical to industry in the 21st century.

Process Improvements

Quest has continued intensive metallurgical work to test and improve processes with SGS Lakefield Research, one of the world’s leading metallurgical research laboratories, with extensive experience and expertise in rare earth process development. The results of this work have led to a critical simplification of Quest’s previous process flow sheet assumptions and considerably reduced anticipated capital expenditures and operating costs for the project. Quest will now produce individual separated rare earth oxides as final products, from which 78% of annual revenue will be derived from heavy rare earths and yttrium.

The PEA proposes that a mineral flotation plant be located at the mine site to upgrade mined material, reducing the volume of material shipped to and processed at Bécancour, Québec. This plan will reduce the size and environmental footprint of the previously-contemplated hydrometallurgical plant. The combination of the simplified process and the establishment of the flotation plant can reduce residue volumes at the Bécancour site by 65%. The PEA includes a plant located in Bécancour to separate the suite of rare earth oxides as high-purity finished products.

The instability of the available rare earth market in China underlines the need for a dependable western supplier of these irreplaceable metals. China currently holds a near monopoly in the critical magnet-making business, with the exception of small amounts of production coming out of Japan and Germany. Major North American and European manufacturers of motors, wind turbines, and automobiles are concerned about this economic reality. The production by Quest of these critical elements coming from the Strange Lake deposit in Québec is intended to satisfy the demand needs of these large industrial companies.

PEA – Key Metrics

The PEA is based on materials mined at Strange Lake, physically upgraded by a flotation concentrator located on site, trucked to Voisey’s Bay (Edwards Cove), Newfoundland and Labrador for shipment via the St. Lawrence River to Bécancour, Québec. The upgraded mineral concentrate will be processed at Quest’s proposed hydrometallurgical plant at Bécancour and then separated into individual rare earth oxides. Table 1 shows key metrics for the project.

This preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves, and there is no certainly that the preliminary economic assessment will be realized.

Table 1: Key Metrics

Metric	Amount	Units
Initial Capital Expenditure	$1,631	$million
Operating Cash Cost	$357	$million/year
Revenue	$758	$million/year

Economics (Pre-Tax, unlevered)
IRR	20.1%
NPV@8%	$2,072	$million
NPV@10%	$1,416	$million
NPV@12%	$947	$million

Economics (Post-Tax unlevered)
IRR	16.7%
NPV@8%	$1,236	$million
NPV@10%	$788	$million
NPV@12%	$465	$million

Payback Period (undiscounted)	5.3	years

Mining
Material Mined	77.9	million t
Material Milled	46.1	million t
Production Rate	1.54	million t/yr
Life of Mine (LOM)	30	years
Flotation concentrate shipped	578,000	t/yr

Metric	Amount	Units
Revenue Break-down
HREE + Y	$593	$million/yr
LREE	$165	$million/yr

Total	$758	$million/yr

Recoveries
Beneficiation Plant	77.1%
Hydrometallurgical Plant	80.3%
Separation Plant	98%

Production Volume
HREE + Y	4,400	tonnes/yr
LREE	6,000	tonnes/yr

Total	10,400	tonnes/yr

1.	Heavy Rare Earth Elements (HREE) include Eu, Gd, Er, Tb, Dy, Ho, Yb, Tm and Lu.
2.	Light Rare Earth Elements include La, Ce, Nd, Sm and Pr.
3.	All figures are expressed in Canadian dollars unless otherwise stated.

Review of the PEA’s Optimized Strategic Plan

The PEA’s optimized strategic plan consists of:

–	An open pit mine at Strange Lake.

–	Beneficiation, crushing, milling and flotation concentration at Strange Lake.

–	Transportation of the flotation concentrate by containers from Strange Lake via road and ship to Bécancour in southern Québec.

–	Acid bake, water leaching (“ABWL”) and direct precipitation at Bécancour to produce a mixed rare earth concentrate.

–	Separation/refining of the concentrate to produce pure metal oxides.

–	Residue management facilities at both Strange Lake mine site and the processing complex at Bécancour.

The revised flow sheet and operational plan has a number of substantial improvements over the previously defined flow sheet. These will include:

–	Substantial reduction (71%) in materials being mined, resulting in lower mine capital and operating costs.

–	Virtually no stockpile of mined material at the end of the contemplated mine life, reducing reclamation, mine closure costs and lowering the environmental footprint.

–	The flotation plant at mine site creates a concentrate with a relatively constant quantity of contained metal.

–	The plant reduces the volume of material being transported and the mass of material entering the hydrometallurgical plant, contributing to lower capital costs. The consistent grade of the concentrate will also simplify the hydrometallurgical plant operations.

–	A greatly simplified process at Bécancour results in a purer mixed REE concentrate; most impurities, zirconium and niobium are precipitated out in the residue, eliminating the need for a complex and costly solvent extraction circuit.

•

A separation plant is added to separate the mixed REE concentrate into pure metal oxides. The separation plant enables Quest to eliminate the price discount inherent from selling the product as a mixed REE concentrate. This means Quest can provide the specific metal oxides to the customer base.

•	The separation plant, which was not previously assumed, costing an additional $300 million (including indirect and contingency costs), is included in the CAPEX estimate.

•	The plan reduces operating costs by $75 million per year compared to the PFS ($164 million operating cost savings versus the comparable PFS flow sheet).

•	The development plan produces a constant, to slightly rising, volume of pure rare earth oxides each year over the life of mine.

These improvements will make the project more robust over time, serve to protect it against price fluctuations and significantly reduce the technical risk associated with some rare earth projects.

Further Operational Improvements and Industry Partnerships

Quest has identified a number of additional operational improvements to the base case assumptions presented by the PEA, which are intended to further reduce project capital and operating costs and increase product yields.

1)	Strategic Business Plans

The PEA assumes that Quest will execute and operate all aspects of the Strange Lake project within a single corporation. However, Quest recognizes that there may be certain financial advantages to structuring the project in separate corporate entities. These entities would include a mining company, a transport and logistics company, a materials-processing company and a separation and refining company, either as wholly-owned subsidiaries of Quest or as joint ventures with industrial partners. There are a number of potential advantages to such an arrangement, including the opportunity to partner with specialized processing or transportation and logistics providers.

In addition, the PEA assumes the construction of a port facility (along with storage and accommodation facilities) in northern Labrador. There is an opportunity to share with an existing port facility nearby and preliminary discussions to this end are ongoing. The capital cost of the port is $85 million (including indirect and contingency costs).

2)	Process Improvements

There are a number of process improvements in the baking, leaching and direct precipitation processes which are currently being investigated and tested at SGS in Lakefield, Ontario. These would further lower throughput times, operating costs as well as capital requirements in the metallurgical plant.

In addition, an investigation of sensor ore–sorting, based on radiometric and photometric characteristics of the mineralized material, is being carried out at the Helmholtz Institute for Resource Technology in Germany. If successful, such sorting could be installed at the Strange Lake site and represent further improvement to the project flow sheet.

3)	Industry Partnerships

Quest has begun discussions aimed towards establishing an industry partnership with rare earth separation/refining companies. Quest would acquire separation technology and the related intellectual property and the partner in return would assist in the process of building the separation facility at Bécancour. The PEA assumes that a separation plant is built at the same time as the metallurgical plant.

In the event that all of these potential plans are successfully executed, the initial Quest capital requirement could be reduced to just under $1 billion.

In addition, the development plan is sufficiently flexible to allow for expansion of production capacity to meet future rare earth supply demand.

Next Steps and Feasibility Study

Additional pilot test work and further work at the mini pilot plant at SGS is intended to evaluate optimization opportunities in advance of the planned launch of a large scale pilot program. It is expected that this demonstration unit will be installed as Quest begins its feasibility work. Quest plans to run the demonstration unit with a mineralized material throughput of 500 kg/d to 1 t/d to demonstrate all of the key process steps on a continuous basis. Quest expects the remaining technical test work to be completed by the fall of 2014 when the definitive feasibility study work will begin.

Quest’s next key step is completion and submission of the project description which then starts the Environmental Impact and Assessment process (“EIA”). Quest intends to continue to pursue key identified strategic business opportunities and industry partnerships throughout 2014.

Project Development – Timeline

Quest has established a proposed timeline for execution on its development plan (Table 2). Several of these initiatives are underway with the goal of delivering first product from Strange Lake in 2019.

Table 2: Timeline

Submission of EIA project description	Q3 2014
Start feasibility study	Q4 2014
Start detailed design and engineering	Q1 2015
Submission of EIA report	Q4 2015
Approval of EIA	Q4 2016
Delivery of construction permits	Q1 2017
Start of construction	Q1 2017
First flotation concentrate shipment	Q2 2019
Start of plant commissioning	Q2 2019

General Project Description

The Strange Lake project is located in northern Québec. Quest owns 100% of the mineral claims comprising the project. The Strange Lake project consists of 504 mineral claims in Québec covering a total area of approximately 22,479 hectares and is situated approximately 1,100 km northeast of Québec City, the capital of Québec. The project area is accessible by fixed-wing aircraft or helicopter from Schefferville, Québec, or from Nain or Happy Valley-Goose Bay, Newfoundland and Labrador. Vale’s nickel-copper mine at Voisey’s Bay is the closest mine, located approximately 125 km east of Strange Lake, on the Labrador coast.

Mineral Resource

The estimate of mineral resources was prepared by Micon International, in respect of which a report was filed on SEDAR on December 17, 2012. The B-Zone deposit currently has an indicated resource of 278,128,000 t at 0.93% TREO, 1.92% zirconium oxide, and 0.18% niobium pentoxide, and an inferred resource of 214,351,000 t at 0.85% TREO, 1.71% zirconium oxide and 0.14% niobium pentoxide. Table 3 below shows a breakdown of the mineral resource estimate above a 0.50% TREO cut-off grade.

Table 3: B Zone Mineral Resources above 0.50%TREO Cut-off Grade

	Units	INDICATED		INFERRED
		Enriched Zone	Granite Domain	Granite Domain
Resource	000 t	20,020	258,108	214,351

La2O3%		0.150	0.120	0.120
CeO2%		0.360	0.270	0.270
Pr6O11%		0.039	0.030	0.029
Nd2O3%		0.140	0.110	0.110
Sm2O3%		0.036	0.024	0.023
Eu2O3%		0.002	0.001	0.001
Gd2O3%		0.039	0.023	0.022
Tb4O7%		0.009	0.005	0.004
Dy2O3%		0.066	0.032	0.028
Ho2O3%		0.015	0.007	0.006
Er2O3%		0.049	0.022	0.019
Tm2O3%		0.008	0.003	0.003
Yb2O3%		0.051	0.022	0.019
Lu2O3%		0.007	0.003	0.003
Y2O3%		0.470	0.220	0.190

LREO	%	0.72	0.55	0.55
HREO + Y	%	0.72	0.33	0.3
TREO	%	1.44	0.89	0.85
H:T Ratio	%	50	38	35
ZrO2%		2.59	1.87	1.71
HfO2%		0.06	0.05	0.04
Nb2O5%		0.34	0.16	0.14
Be	ppm	575	234	184
Th	ppm	559	268	227
U	ppm	97	51	44

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. However, it is Micon’s opinion that no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist that would adversely affect the mineral resources presented above.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The preliminary economic assessment is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Mine Plan

The Strange Lake B-Zone mine is designed to be a standard truck and shovel open pit operation targeted to exploit the highest REE grades possible for the first 20 years of production. The mine plan includes some modest stockpiling of mined material to a maximum of 32 million tonnes which is run down over the last 6 years of the 30 year mine life (mining stops in year 24). Total amount of indicated mineralized material mined over life of mine will be 56.5 million t, and 0.8 million t of inferred mineralized materials will be mined over the same period.

The mine is designed to feed an average of 1,538,000 t of mined material per year to the mill for a minimum 30 year mine life (the mined material is crushed and wet milled at Strange Lake). The Life of Mine mining average is shown in Table 4 below:

Table 4: LOM Mining Average

Total Tonnage Mined	2,595	000 t/yr
Tonnage Fed to Mill	1,538	000 t/yr
Operating Period	270	d/yr

Flotation Plant

The PEA proposes the construction of a flotation plant at the mine site. The flotation plant will process run of mine material in a simple rougher circuit to produce a flotation concentrate enriched in rare earths and yttrium. Residues from the flotation circuit will be treated and disposed of in an engineered facility. The flotation concentrate is de-watered by steam pressure filtration and loaded into containers for shipping by truck to the Labrador port, where the containers are loaded onto ships for transport to feed the processing plant in southern Québec. The flotation plant will output a constant tonnage of contained rare earth oxide to minimize fluctuations in production.

Hydrometallurgical Plant and Separation Plant

The PEA includes the construction of both a hydrometallurgical plant and rare earth separation plant at the Bécancour processing facility, which will process the flotation concentrate shipped from Strange Lake and produce separated rare earth oxide products.

The PEA provides that at the Bécancour site, flotation concentrate from the Strange Lake mine site is dried before being mixed with sulfuric acid. The acid and mineralized material mixture proceeds to the thermal sulfation process. Excess acid is recovered and recycled back into the thermal sulfation step.

The PEA also provides that dry sulfated material proceeds to water leach, where the rare earth sulfates are dissolved. The sulfation stage is controlled to minimize recovery of deleterious elements, including iron and aluminum, to solution, and also to minimize the level of free acid. The leach slurry is pressure filtered to collect the pregnant leach solution (PLS) which is fed to the impurity removal circuit.

In impurity removal, the pH of the PLS is increased by addition of magnesium oxide (MgO) to effect the selective precipitation of most of the residual impurities (primarily iron, aluminum, zirconium, titanium, and thorium) that remain in the solution after leaching. The precipitate slurry is thickened, and the thickener underflow proceeds to filtration. The filtered precipitate is washed, and the filtrate combined with the thickener overflow to form the feed to a crude rare earth concentration circuit.

In the PEA, impurity precipitation thickener overflow and filtrate, now substantially free of most major impurities (iron, aluminum, zirconium, thorium, niobium, and titanium) is treated in the crude concentrate precipitation circuit to produce an intermediate crude rare earth concentrate. Additional MgO is added to further increase the pH and effect the precipitation of the rare earths. The thickener underflow containing the rare earth precipitate is filtered and the filtrate combined with the thickener overflow to proceed to waste stream treatment.

Crude rare earth concentrate is re-leached, and the rare earths re-precipitated to form a mixed rare earth oxalate. The mixed oxalate is calcined to form a mixed rare earth oxide feed to the separation plant.

The barren solutions and solids are combined for treatment, primarily with lime. The treated combined residue is dewatered and residue solids are dry-stacked in an engineered site located near the processing plant.

In the separation plant, the mixed oxide is digested and fed to a series of solvent extraction batteries. Through a series of sequential extraction and stripping circuits, individual rare earth strip solutions are produced, from which rare earths are precipitated. The individual precipitated rare earths are calcined to produce the final separated oxide products for market.

Project Infrastructure

The PEA provides that the Strange Lake mine site facilities will be comprised of an accommodation camp, milling and beneficiation plant, multi-functional building and maintenance workshop. Access roads will link the open pit mine to mine facilities, mineralized material stockpiles, waste rock storage, residue management facility, landfill site and airstrip. The port and mine site will be linked by an all-weather gravel access road, constructed over a 168 km distance of flat to hilly terrain. Several port location options are considered in the PEA. The preferred port option includes a floating pier which can receive both smaller vessels and barges that have significantly shallower drafts, allowing the pier to be located close to the shoreline. At the FS stage, more extensive study will serve to validate and confirm specific port site requirements and configurations.

The PEA provides for the processing infrastructure, which includes the process plant itself and the industrial residue containment facility, to be located in Bécancour. The process plant site will include storage, flotation concentrate stockpiles, utilities and supporting systems. The residue containment facility will include the residue storage structure and the dewatering building and related ponds and piping between the two lots.

Capital Expenditure

The PEA estimates the initial start-up capital expenditure to be $1.63 billion (Table 5). The average sustaining capital requirements for the operation (mine and plant) is estimated to be $18 million per year, beginning in the second year of production. The initial capital cost includes a 16% contingency of $221 million.

Table 5: Capital Expenditure

Area	Capital Cost ($M)
Strange Lake Mine Site	201.0
Mine Access Road	228.3
Edward’s Cove Port	52.8
Bécancour Process Plant	127.4
Bécancour Direct Precipitation	72.6
Bécancour Balance of Plant	88.6
Bécancour Residue Disposal Site	41.1
Bécancour Separation/Refinery	190.4
Indirect Costs	407.0
Contingency	221.4

Total	1,631.0

Operating Cost

The average total annual operating cash cost (Table 6) is estimated at $357 million (assuming operating 350 days per year). At a nominal production rate of 30 t per day of HREE+Y+LREE, an estimated combined annual total of 10,423 t of product will be produced.

Table 6: Operating Cost

Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)	Unit Operating Cost ($/t flotation concentrate)	Unit Operating Cost ($/t production)
Mining	654	21.8	14.18	38.38	2,092
Beneficiation	1,002	33.4	21.71	58.77	3,203
Flotation con. transport	1,625	54.2	35.23	95.37	5,198
Processing	6,595	219.8	142.95	386.96	21,092
G&A (site costs)	315	10.5	6.84	18.50	1,009
Off-site costs	519	17.3	11.24	30.44	1,659

Total	10,710	357	232.15	628.42	34,254

Annual Production Levels and Sale Prices

The expected average annual production of rare earth oxides (“REOs”) over the 30 year initial mine life is set out in Table 7 below:

Table 7: Annual Production Levels

Annual Production (t)

Pure Metal Oxide	Minimum	Maximum	Life-of-Mine Average (30 years)
Lanthanum (La2O3 )	985	1,908	1,287
Cerium (CeO2)	2,363	4,176	2,975
Praseodymium (Pr6O11 )	266	460	331
Neodymium (Nd2O3 )	928	1,579	1,145
Samarium (Sm2O3 )	249	349	281
Europium (Eu2O3 )	15	18	16
Gadolinium (Gd2O3 )	267	325	283
Terbium (Tb4O7 )	62	66	63
Dysprosium (Dy2O3 )	418	427	419
Holmium (Ho2O3 )	89	95	92
Erbium (Er2O3 )	264	293	277
Thulium (Tm2O3 )	39	45	42
Ytterbium (Yb2O3 )	229	276	250
Lutetium (Lu2O3 )	31	40	35
Yttrium (Y2O3 )	2,816	3,057	2,928

REEs are critical manufacturing inputs for a variety of products, such as magnets, batteries, wind turbines, fuel cells for electric vehicles, automotive catalyst systems, catalysts in petrochemical distillation cracking towers, fluorescent lighting tubes and most display panels. There is virtually no substitute for the use of REEs in a wide range of technologies. Many national defense systems are also REE dependent, including guided missile systems, smart bombs, advanced sonar, secure communication, advanced armor and stealth technologies, making long-term consistent North American REE production strategically significant from a national defense standpoint. There is currently almost no open market for individual REEs. Prices for the heavy REEs, which are mainly produced in China, are set by the suppliers based on Chinese government industrial policies. China has dominated the global supply of rare earths since the mid-1990s, supplying close to 90% of the global demand.

Global trends which have strongly influenced the growing demand for rare earths are miniaturization, particularly of consumer electronic devices, automotive emissions control and energy efficiency. Complicating the picture is the general shift of manufacturing away from the United States, Europe and Japan to China, South Korea and elsewhere. Demand for rare earths within China has grown significantly over the past ten years. Chinese industry is a major user of neodymium, terbium, dysprosium and yttrium in its domestic manufacturing and the Chinese government continues to seek secure supplies of these materials for its own industries. Chinese price setting and reduction of supply is part of this strategy, leading to a deficit in future availability. Strategic North American and European industries, such as the defense industry, are vulnerable to Chinese dominance in REE supply.

The price assumptions used in the PEA (Table 8) for the separated rare earth oxides are based on consensus averages by industry peers from 2013 data, current market prices and data from industry experts. Quest has contracted a study from Roskill Consulting Group (January/August 2013) for supply and demand forecasts to 2017 and beyond. Other sources consulted for rare earth pricing data include Metal Pages, Asian Metals, key industrial end users and leading research analysts in the rare earth sector. The rare earth oxide prices used in the PEA are listed in Table 8 below.

Table 8: Rare Earth Oxide Prices

US$/kg(1)
Lanthanum (La)	$9
Cerium (Ce)	$8
Praseodymium (Pr)	$85
Neodymium (Nd)	$80
Samarium (Sm)	$9
Europium (Eu)	$1,000
Gadolinium (Gd)	$40
Terbium (Tb)	$950
Dysprosium (Dy)	$650
Holmium (Ho)	$55
Erbium (Er)	$70
Thulium (Tm)	$1,000
Ytterbium (Yb)	$50
Lutetium (Lu)	$1,100
Yttrium (Y)	$30

1.	All amounts in the table above are in U.S. dollars per kilogram of oxide.

Potential Employment and Skill Requirements

The PEA provides that the Strange Lake project will employ a total of 689 employees, comprised of 306 employees at the mine site, 342 at the processing plant in southern Québec and 41 for general administration. Quest will employ engineers, metallurgists and geologists who will require undergraduate and/or post-graduate degrees. Administrative and support staff with undergraduate and/post-graduate degrees will also be employed within finance, human resources, procurement and emergency services.

Sensitivity Analysis

The PEA includes an extensive sensitivity analysis on the key parameters of the Strange Lake project. The parameters to which project economics are most sensitive are outlined in Table 9 below.

Table 9: Sensitivities

Parameters	Change	IRR Impact After Tax (%)
Product Prices	10%	2.8
Capital Expenditure	10%	1.3
Yield/Mineral Recoveries	3%	0.8
Ramp-Up Time	3 yrs vs 2 yrs	2.2

The ABWL and direct precipitation plants represent 37 % of cash operating costs. Project economics are less sensitive to changes in plant cash operating costs – a 10% change in these costs changes project IRR by 0.6%.

Transport and logistics represent 16% of the cash operating costs and, as a result, project economics are moderately sensitive to changes in transport and logistics costs – a 10% change in transport and logistics costs leads to a 0.3% change in project IRR.

Reagents or chemicals used in the processing and separation plants are a significant component (36%) of total project cash operating costs. However, a 10% change in the quantity used or the price of these reagents changes the project IRR by only 0.6%.

With respect to the operational components of the project, the mine comprises a relatively small percentage (6%) of the overall cash operating costs. As a result, the project economics are almost completely insensitive to changes in mining costs – mining cash costs would have to increase by more than 70% to reduce the project IRR by 1%.

The project is largely insensitive to changes in labour, energy or material consumables costs.

The sensitivity analysis provides Quest with a mechanism to focus on improvement measures including those referred to above, which will influence either project economics and/or reduce project sensitivity to parameter changes.

Environment and Social Acceptability

Quest has retained AECOM to produce both the environmental baseline studies for the proposed project infrastructure at Strange Lake, as well as the baseline study for the proposed metallurgical plant, residue storage area and associated infrastructure at Bécancour. Both of these studies are anticipated to be completed later this year. The project description is being prepared; Quest envisions commencement of the Environmental Impact Assessment (EIA) later this year, after the submission of the project description to the relevant government authorities.

The project team is proactively considering the appropriate mitigation and monitoring plans to lessen the environmental impact of mining. This strategic approach has led to the potential reduction of the project’s environmental footprint in Bécancour, and the elimination of stock piling at the Strange Lake mine site. These improvements have also helped to improve the efficiency and sustainability of the Strange Lake project.

Social Acceptability

Social and environmental responsibility has always been an essential part of Quest’s development plan. Quest continues to focus on the protection of the environment which includes sensitive wildlife around the Strange Lake site, actively involving local aboriginal workers in its development environmental teams. The Impact and Benefit Agreements (IBA) process is ongoing, with both aboriginal and government stakeholders being provided regular updates on the project.

NI 43-101 Technical Report and Qualified Persons

The NI 43-101 technical report supporting the PEA has been prepared by Micon International under the guidance of Richard Gowans, P. Eng., President of Micon International, who is the Qualified Person for the NI 43-101 technical report. Mr. Gowans has reviewed and approved the PEA information described in this MD&A.

William J. Lewis, P.Geo., Senior Geologist with Micon International, is the Qualified Person responsible for the preparation of the mineral resource estimate described in this MD&A. The effective date of the resource estimate is August 31, 2012. The NI 43-101 technical report supporting the foregoing resource estimate is available under Quest’s profile on SEDAR and EDGAR.

Exploration Activities

Current Exploration Work

Quest is currently filing an application for a Mining Lease for its B Zone Rare Earth Deposit at Strange Lake with Québec government authorities. This process may take up to 12 months before the mining lease is granted to Quest. Quest has been informed by Québec that the file can only proceed once a preliminary mine closure plan has been submitted. This plan will be contained in the Project Description and Project Registration process which will be initiated in the Fall 2014.

Future Exploration Work

Planning for a diamond drill program to test new rare earth targets on the property is being undertaken. This work will be executed during the summer exploration season. Quest is also planning to collect a 50-tonne bulk sample of Strange Lake B-Zone mineralization to be used for metallurgical testing work as pilot plant feed. This work will be executed during the summer exploration period.

Misery Lake Rare Earth Project, Québec

The Misery Lake Property consists of a single claim block comprising 170 claims located in Québec. The property is located 120 km south of the Strange Lake Project and covers a total of 8,334 hectares. During the quarter ended April 30, 2014, a total of 274 claims covering 21,791 hectares were allowed to lapse. The rare earth potential of the Misery Lake area was first recognized by Quest in August 2007 when reconnaissance bedrock sampling over a concentric magnetic feature returned grab sample results of up to 27% Fe2O3, 1.2% P2O5, 1.5% TiO2 and 2.25% TREO. The Misery Lake property geology is analogous to the Lovozero Peralkaline Complex in Russia, the country’s primary producing area for rare earths, niobium, tantalum, phosphate and zirconium.

Current Work Activities

A program of diamond drilling on the property was completed between March 30 and April 22, 2014 in order to evaluate new and existing rare earth targets on the property. A total of 1,437 metres of drilling in seven drillholes was completed during this period (see Table 10 and Figure 2). A total of 879 core samples were collected from the drilling and sent to ActLabs preparation laboratory in Goose Bay, Labrador for analysis. Chemical analysis results have been received from the first two drillholes of the program but not yet compiled. In addition, a program of downhole magnetic surveys was completed on all drilling in order to obtain 3D magnetic characterization of the drilled areas. Historically, a conspicuous rock unit, containing high contents of magnetite, amphibole, pyroxene and iron olivine (fayalite) returned most of the significant results in rare earths on the property. Quest has named these mafic units either ferrosyenite (FSYN) where fayalite is absent or fayalite syenite (FASYN) where fayalite is present in quantities greater than 10% in the rock.

Table 10: Diamond Drillhole Locations – Misery Lake Project, Québec

Hole ID	Date Started	Date Finished	Length (m)	Samples	Total FASYN and FSYN thickness (m)	Sample Shipment	Date Sent
ML14024	30-Mar-14	2-Apr-14	222	147	0	ML-2014-001	21-Apr-14
ML14025	3-Apr-14	6-Apr-14	213	123	0	ML-2014-002	21-Apr-14
ML14026	7-Apr-14	8-Apr-14	195	128	162.39	ML-2014-003	26-Apr-14
ML14027	10-Apr-14	11-Apr-14	177	97	0	ML-2014-004	26-Apr-14
ML14028	14-Apr-14	15-Apr-14	222	131	191.41	ML-2014-005	26-Apr-14
ML14029	18-Apr-14	19-Apr-14	213	142	107.66	ML-2014-006	26-Apr-14
ML14030	20-Apr-14	22-Apr-14	195	110	6.51	ML-2014-007	26-Apr-14

Holes ML14024 and ML14025 did not intersect any fayalite syenite (FASYN) or ferrosyenite (FSYN) units. Downhole magnetic highs corresponded to accumulations of mafic minerals (e.g. FASYN/FSYN). Mineralization was not visually detectable in the mafic-rich sections but will be verified with assay results.

Hole ML14026 was centered in the linear E-W magnetic high in the northern portion of the lake. A total of 162.39 m of fayalite syenite (FASYN) was intersected. FASYN is more or less continuous from the collar until 120 m. FASYN is strongly magnetic and Niton® hand-held x-ray spectrometer readings point tests show 0.6-1.1% TREO but will be determined by full assay data.

ML14027 is located in the magnetic low NE of ML14026. No FASYN or FSYN units were intersected, however strong potassic alteration was present throughout. Intense epidote veining and brecciation are also present in altered sections.

Holes ML14028 and ML14029 were drilled to further test the FASYN intersected in ML14026. ML14028 was drilled along strike to the east and intersected a total of 191.41 m of FASYN. ML14029 was inclined to the south at -70 degrees to undercut the FASYN/mag high feature and determine the unit’s geometry.

Hole ML14030 was located on the north-western shore of the lake on a magnetic high feature. The hole contained locally intense potassic alteration from 0-177 m. Potassic alteration is most intense in areas that contained epidote alteration. Several 30-150 cm sections of FSYN are present in the final 20 m of the unit. The FSYN has 30 degrees to CA contacts. Niton® point tests show up to 1.3% TREO but will be determined by full assay data. Magnetic profiles in these sections are the highest values measured in the 2014 program.

Figure 2 – Diamond Drillhole Location Map on Magnetic Survey Base – Misery Lake Project, Québec

The downhole magnetic susceptibility data was collected in each hole drilled in 2014. The profiles matched well with the 3D magnetic models created from Abitibi Geophysics ground magnetic survey completed during the 2013 on the property. It is possible to correlate mag profiles from hole to hole where magnetic highs represent FASYN/FSYN sections or areas mafic-rich sections of SYN (Figure 3). Historical drill collars from 2010-2012 could not be located due snow depth, precluding their downhole testing.

Future Exploration Activities

Additional exploration planning on the property will only be undertaken once all assays have been received from the drilling completed from the program. It is encouraging that favourable ferrosyenite ((FSNY) was intersected in holes 026, 028 and 029, over a strike length of 220 metres. The area of this target aligns well with a 13 km long, 070 degree trending rare earth boulder train that Quest identified during routine prospecting in 2010 and subsequently refined during the 2011 and 2012 field programs.

Figure 3 – Downhole Magnetic Survey Map (looking north) – Misery Lake Project, Québec

Voisey’s Bay, Newfoundland and Labrador

The Corporation’s 100%-owned Voisey’s Bay property consists of 18 mining claims covering approximately 450 hectares and straddles coastal lands that could potentially be used as a port site for the Strange Lake operations.

During the quarter ended April 30, 2014 the decision was made to allow the 18 mining claims to lapse. As a result, the Corporation wrote off mining acquisition costs of $180 and deferred exploration expenditures of $6,509.

Alterra – Strange Lake Option Property Agreement, Newfoundland and Labrador

The property comprises 30 claims covering 750 hectares contiguous to the east of Quest’s Strange Lake Project. Quest initiated negotiations in 2010 to acquire a participation in this rare earth property adjacent to Strange Lake. The claims cover geological and airborne geophysical targets that form the northeastern extension of surface mineralization defined by Quest crews in 2009, known as the SLG occurrence.

On June 15, 2010, Quest announced that it had entered into an exploration and option agreement with Search Minerals Inc. (“Search”) and Alterra Resources Inc. (“Alterra”), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the REE-bearing Strange Lake Alkali Complex in western Labrador.

Under the terms of the exploration and option agreement, Quest can earn a 50% undivided working interest in the 30 claims by issuing an aggregate of 80,000 common shares of Quest to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. Further, upon completing all of the payments mentioned above, Quest has an option to acquire an additional 15% undivided working interest in the mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, by issuing an additional 150,000 common shares of Quest to Alterra on or before the fifth anniversary date of the exploration and option agreement, and by incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

On November 7, 2012, the Corporation entered into an agreement with Search and Alterra under which the Corporation agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of the Corporation to Alterra in order to earn its 50% undivided working interest. As a result, the Corporation has acquired a 50% undivided working interest in the claims.

During the year ended October 31, 2013, the Corporation did not exercise its option under the exploration and option agreement to earn an additional 15% undivided interest in the working claims and as a result, this option has now lapsed.

Current Work and Future Exploration Activities

As at April 30, 2014 a 50:50 joint venture with Search and Alterra had not been formed. Discussions with Search Minerals Inc. are ongoing.

Project Evaluation and Project Development (PE&PD), Rare Metals – Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador

In December 2012, Quest made a strategic decision to add new rare metals to its existing commodity project portfolio. Quest’s goal is to identify and generate new, world-class projects for molybdenum (Mo), tungsten (W), antimony (Sb), lithium (Li), tin (Sn), indium (In), tantalum (Ta), germanium (Ge) and gallium (Ga). Quest has acquired several government and private geological databases for all eastern Canada. Assessment of exploration data for Ontario, Québec, New Brunswick, Nova Scotia, and Newfoundland and Labrador were used to identify exploration targets for field evaluation.

New Brunswick, Nova Scotia and Newfoundland PE & PD

Field evaluations and data compilation on work performed in New Brunswick, Nova Scotia and Newfoundland was completed. This work has led to the identification of four exploration property opportunities justifying Quest’s exploration involvement. Terms of property agreements for the most promising projects have been formulated and forwarded to the respective property owners for their consideration. These properties are expected to be evaluated in greater detail during the summer-fall exploration period should financial resources be available.

Qualified Person

Mr. Pierre Guay, P. Geo., is the qualified person on the exploration projects presented in this MD&A under National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for the technical contents of this report and has approved the disclosure of the technical information contained herein.

Summary of Quarterly Results

The following table presents unaudited selected financial information for the eight most recently completed financial quarters:

	Year ended October 31, 2014		Year ended October 31, 2013				Year ended October 31, 2012
	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $
Revenues	—	—	—	—	—	—	43	59,948
Net loss and total comprehensive loss	(713,915)	(969,708)	(834,250)	(1,178,527)	(1,042,041)	(927,071)	(1,153,597)	(1,118,348)
Basic and fully diluted net income (loss) per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)

The Corporation has no intention of paying dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors of the Corporation and will depend on the Corporation’s financial position, operating results and capital requirements at the time as well as such other factors that the Board of Directors may consider relevant. The Corporation has paid no dividends and has no retained earnings from which it might pay dividends.

Quarter ended April 30, 2014 compared with the quarter ended April 30, 2013

The Corporation’s cash is deposited with major Canadian chartered banks and financial institutions and is held in highly-liquid investments. As at April 30, 2014, the Corporation had a total of $3,078,039 in cash and cash equivalents compared to $8,800,098 in cash and cash equivalents and investments held-to-maturity as at April 30, 2013.

Expenses for the quarter ended April 30, 2014, as detailed in the Interim Consolidated Statements of Comprehensive Loss, totaled $721,053 as compared to $1,085,410 for the quarter ended April 30, 2013.

For the quarter ended April 30, 2014, the Corporation reported a net loss of $713,915 as compared to a net loss of $1,042,041 for the quarter ended April 30, 2013. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $693,023 (2013 – $905,390). The decrease of $212,367 related to the following variations:

•

Professional fees decreased by $7,407 to $134,663 for the quarter ended April 30, 2014 (2013 – $142,070) and related mainly to higher accounting and consulting fees offset by lower legal fees incurred during the quarter.

•

Investor relations expenses totaled $222,675 compared to $480,962 for the quarter ended April 30, 2013. The main components of this net decrease of $258,287, as detailed in note 6 to the condensed interim consolidated financial statements related mainly to slightly higher conference expenses and investor relations fees offset by reductions in salaries and other employee benefits, meetings, listing and stock transfer fees and advertising expenses.

•

Administration expenses increased by $53,327 to $335,685 for the quarter ended April 30, 2014 (2013 – $282,358). The main components of this variation, as detailed in note 6 to the condensed interim consolidated financial statements, consisted of higher stock-based compensation costs offset by reductions in salaries and other employee benefits, IT services and recruitment costs.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the quarter ended April 30, 2014, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $28,030 (2013 – $180,020) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $2,813,415 for the quarter ended April 30, 2014 (2013 – $3,848,804) and consisted of $2,740,877 (2013 – $3,817,393) in exploration expenses; nil (2013 – ($12,029)) in acquisition costs; and $72,538 (2013 – $43,440) in stock-based compensation expense.

For the quarter ended April 30, 2014, finance income totaled $10,370 compared to $47,369 for the quarter ended April 30, 2013. The net decrease of $36,999 was as a result of the decrease in funds on deposit during the quarter ended April 30, 2014 as compared to the quarter ended April 30, 2013.

Finance expense related to the Loan Facility, as detailed in note 7 to the condensed interim consolidated financial statements, totaled $68,332 for the quarter ended April 30, 2014 (2013 – nil).

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at April 30, 2014 and October 31, 2013, the fair value of the investments held for trading was $2,150 resulting in an unrealized gain on investments held for trading of $550 compared to an unrealized loss on investments held for trading of $4,000 for the quarter ended April 30, 2013.

Six-month period ended April 30, 2014 compared with the six-month period ended April 30, 2013

Expenses for the six-month period ended April 30, 2014, as detailed in the Interim Consolidated Statements of Comprehensive Loss, totaled $1,795,579 as compared to $2,085,855 for the six-month period ended April 30, 2013.

For the six-month period ended April 30, 2014, the Corporation reported a net loss of $1,683,623 as compared to a net loss of $1,969,112 for the six-month period ended April 30, 2013. The Corporation expects to record losses until such time as an economic ore body is defined and developed and there are revenues from mineral production.

Professional fees, investor relations and administration expenses totaled $1,659,019 (2013 – $1,841,901). The decrease of $182,882 related to the following variations:

•	Professional fees increased by $65,948 to $316,256 for the six-month period ended April 30, 2014 (2013 – $250,308) and related mainly to higher accounting fees offset by lower legal fees.

•

Investor relations expenses totaled $550,313 compared to $927,846 for the six-month period ended April 30, 2013. The main components of this net decrease of $377,533, as detailed in note 6 to the condensed interim consolidated financial statements related mainly to higher printing and filing costs; listing and stock transfer fees; consulting fees and dues and subscriptions expenses offset by reductions in salaries and other employee benefits, meetings, listing and stock transfer fees and advertising expenses.

•

Administration expenses increased by $128,703 to $792,450 for the six-month period ended April 30, 2014 (2013 – $663,747). The main components of this variation, as detailed in note 6 to the condensed interim consolidated financial statements, consisted of higher stock-based compensation costs offset by reductions in office expenses, recruitment and travel costs, IT services and repairs and maintenance expenses.

The costs of exploration and evaluation assets are capitalized until the ore body is defined or the project is abandoned. If the ore body is defined, these capitalized costs will be amortized over a period of years following commencement of production. If a project is abandoned or if the carrying value is not recoverable and exceeds the estimated fair value, an impairment loss is recognized. During the six-month period ended April 30, 2014, the Corporation performed impairment reviews of its exploration and evaluation assets and recorded $136,560 (2013 – $243,954) in impairment charges on its exploration and evaluation assets.

The sale of an interest in claims or a grant received is credited directly to expenditures until such time as all related expenditures are recovered. Direct costs incurred to maintain claims are capitalized. Expenditures on exploration and evaluation assets totaled $5,137,122 for the six-month period ended April 30, 2014 (2013 – $10,416,794) and consisted of $5,060,533 (2013 – $10,271,176) in exploration expenses; nil (2013 – $55,112) in acquisition costs; and $76,589 (2013 – $90,506) in stock-based compensation expense.

The Corporation is entitled to refundable tax credits on qualified expenditures. The refundable tax credits have been applied against the exploration and evaluation assets when such expenditures are incurred provided that the Corporation has reasonable assurance those credits will be realized.

Management judgment is applied in determining whether the mining exploration expenses are eligible for claiming such credits. Those benefits are recognized when the Corporation estimates that it has reasonable assurance that the tax credits will be realized. Adjustments to estimated tax credits receivable, if any, are recorded against exploration and evaluation assets.

During the three and six-month periods ended April 30, 2014, management revised the estimated tax credits receivable and reduced them by $860,000 with a corresponding increase in exploration and evaluation assets based on the eligibility of such credits. The reduction in the estimated tax credits receivable follows preliminary communications between management and representatives of Revenu Québec and relates in large part to whether expenses incurred by the Corporation in fiscal years 2012 and 2013 for bench-scale testing, product testing, metallurgical testwork and pilot plant testing are qualified expenditures. The Corporation is discussing the Corporation’s entitlement to the refundable tax credits initially claimed with Revenue Quebec.

For the six-month period ended April 30, 2014, finance income totaled $25,664 compared to $123,993 for the six-month period ended ended April 30, 2013. The net decrease of $98,329 was as a result of the decrease in funds on deposit during the six-month period ended April 30, 2014 as compared to the six-month period ended April 30, 2013.

Finance expense related to the Loan Facility, as detailed in note 7 to the condensed interim consolidated financial statements, totaled $68,798 for the six-month period ended April 30, 2014 (2013 – nil).

The Corporation has recognized its investments held for trading on the balance sheet at their fair value and changes in fair value are recognized as income or loss in the period in which the change arises. As at April 30, 2014 and October 31, 2013, the fair value of the investments held for trading was $2,150 and $1,600 respectively. The corresponding unrealized gain on investments held for trading was $550 compared to an unrealized loss of $7,250 for the six-month period month period ended April 30, 2013.

Liquidity and Capital Resources

Given that the Corporation’s operations are focused on the exploration and development of mining properties, the most relevant financial information, in its view, relates to current liquidity, solvency, and planned property expenditures. The Corporation’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can develop its Strange Lake ore deposit and discover and develop new ore deposits. A number of factors determine the economic viability of a property including: the size of the deposit; the quantity and quality of the reserves; the proximity of the deposit to current or planned infrastructure; the forecasted development and operating costs and the costs to finance the planned expenditures and the projected cash flows. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The economic value of any mineralization discovered by the Corporation is largely dependent on factors beyond the Corporation’s control, including the market value of the metals and minerals to be produced.

The Corporation’s main sources of short-term and long-term funding are debt and equity markets, private placements and outstanding warrants and options.

The Corporation’s current cash resources are insufficient to cover budgeted expenditures in fiscal 2014 and additional financing will be required to fund the Feasibility Study and forecast development and operating costs as detailed in note 1 to the condensed interim consolidated financial statements. Management has conducted a comprehensive rationalization of current and planned expenditures and has implemented a series of cost saving measures to reduce and control the professional fees, investor relations and administration expenses. Quest has also identified numerous efficiency and operational improvements to the base case assumptions presented in the Prefeasibility Study which will reduce project capital and operating costs, lessen product supply risks and simplify the process plant design. These improvements will be evaluated in the Feasibility Study work to be initiated in 2014.

On June 4, 2014, the Corporation filed a preliminary short form prospectus for a new issue of units (“Units”) in each of the provinces of Canada, for proceeds of up to $5,000,000. Each Unit will be comprised of one common share and one-half of a common share purchase warrant of Quest (the “Offering”). Each whole warrant will entitle its holder to purchase one additional Quest common share. The Units will separate into common shares and warrants immediately upon the closing of the Offering.

Going Concern Uncertainty

Our condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operation. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

To date, the Corporation has not earned significant revenue and is considered to be in the exploration and development stage.

The investment in, and expenditures on, exploration and evaluation assets comprise a significant portion of the Corporation’s assets. Mineral exploration and development is highly speculative and involves inherent risks. Realization of the Corporation’s investment in these assets is dependent upon the renewed legal ownership of the licenses, and whether an economically viable operation can be established.

The Corporation’s ability to continue as a going concern is dependent on being able to obtain the necessary financing to satisfy its liabilities as they become due. There can be no assurance that management will be successful in securing adequate financing. In addition, while the Corporation’s Prefeasibility Study and development activities in relation to its Strange Lake project look promising, there can be no assurance that the results of its planned Feasibility Study will confirm the existence of economically viable quantities of ore or that the project will ultimately go into production.

The Corporation reported a net loss and total comprehensive loss in the six-month period ended April 30, 2014 and the year ended October 31, 2013 of $1,683,623 and $3,981,889 respectively. These recurring losses and the need for continued financing to further successful exploration and development activities indicate the existence of a material uncertainty that raises substantial doubt as to the Corporation’s ability to continue as a going concern.

Our condensed interim consolidated financial statements do not give effect to any adjustments to the carrying values and classifications of assets and liabilities that might be necessary, if the Corporation is unable to continue as a going concern. Such adjustments could be material.

Loan Facility

The Corporation is entitled to receive Québec Resource Tax Credits (“QRTC”) at the rate of 38.75% of certain eligible exploration expenditures incurred in Québec.

In order to monetize the QRTC for the year ended October 31, 2012, the Corporation entered into a loan facility with Investissement Québec (“the Loan Facility”) on September 11, 2013 under which the Corporation can borrow up to $4,339,000, representing a proportion of the estimated 2012 QRTC. The loan facility was extended on May 5, 2014. Amounts drawn down under the Loan Facility must be repaid on the earlier of November 30, 2014 or upon collection of the 2012 QRTC, which were assigned to Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5% (October 31, 2013 – prime plus 5.5%). The Corporation has provided security to Investissement Québec by way of an irrevocable letter of credit in the amount of $150,000 secured by a redeemable term deposit recorded as cash and cash equivalents at April 30, 2014, a deed of hypothec in the amount of $4,339,000 and an additional hypothec in the amount of $868,000 over its present and future QRTC claims and its accounts receivable, as well as a first ranking hypothec on the Corporation’s present and future tax credits.

As at both April 30, 2014 and June 6, 2014, $4,338,793 had been drawn down pursuant to this Loan Facility.

The Loan Facility contains certain financial and non-financial covenants which were met as at April 30, 2014.

Six-month period ended April 30, 2014 compared with the six-month period ended April 30, 2013

As at April 30, 2014, the Corporation had cash and cash equivalents of $3,078,039 (2013 – $8,800,098) and $2,150 (2013 – $2,500) invested in Canadian equity securities pursuant to mining property agreements. The investment in cash which comprises most of Quest’s invested capital, presents no significant risk.

As at April 30, 2014, the Corporation’s remaining exploration expenditures pursuant to flow-through share arrangements amounted to $676,887 (October 31, 2013 – $1,953,855).

The Corporation has no long-term borrowings.

During the quarter ended April 30, 2014, the Corporation raised cash of $31,667 from the exercise of stock options (2013 – $14,000).

Outstanding Share Data

As at June 6, 2014, there were 67,553,711 common shares, stock options in respect of 4,864,167 common shares, 325,000 deferred share units, 110,000 restricted share units and 506,000 warrants and 203,094 broker compensation options in respect to the July 2013 financing outstanding.

Commitments

On November 5, 2013, QTM entered into an option agreement with La Société du Parc Industriel et Portuaire de Bécancour (the “Agreement”). Under the Agreement, QTM has the right to purchase land in the Bécancour Port industrial site to build a processing facility for the ore from Strange Lake. The option is for a period of one year and can be extended by QTM for up to an additional three years to November 2017 in five increments of six months each. QTM can cancel the Agreement at any time.

Payments made under the Agreement may be offset and deducted against the eventual purchase price once the option is exercised. QTM therefore has capitalized the option payments as they are made until such time as either its option is exercised, cancelled or allowed to lapse by the Corporation.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements.

Related Party Transactions

All of the following related party transactions were in the normal course of operations and were measured at the exchange amounts.

The Corporation retains the services of certain directors of the Corporation to carry out professional activities. During the three and six-month periods ended April 30, 2014, the total amount charged for professional services by directors of the Corporation and recorded in exploration and evaluation assets was $18,750 and $37,500 respectively (2013 – $18,750 and $37,500 respectively).

During the three and six-month periods ended April 30, 2014 and 2014, the Corporation incurred fees to a law firm of which an officer and director of the Corporation is a partner. For the three-month period ended April 30, 2014, the total amount for such services provided was $130,853, of which $111,334 was recorded in professional fees, $19,519 was recorded in investor relations and nil was recorded in exploration and evaluation assets (2013 – $61,352, $19,585 and $44,603 respectively). For the six-month period ended April 30, 2014, the total amount for such services provided was $200,425, of which $169,025 was recorded in professional fees, $19,893 was recorded in investor relations and $11,507 was recorded in exploration and evaluation assets (2013 – $117,744, $19,585 and $164,666 respectively). As at April 30, 2014, an amount of $69,851 (October 31, 2013 – $52,731) owing to this law firm was included in accounts payable and accrued liabilities in respect of these fees.

Excluding the amounts reported above, during the three and six-month periods ended April 30, 2014 and 2013, the Corporation recorded the following compensation for key management personnel and the Board of Directors:

	Three months ended April 30		Six months ended April 30
	2014	2013	2014	2013
	$	$	$	$
Salaries and employee benefits	204,684	188,789	402,576	361,228
Directors’ fees	53,750	53,750	107,500	107,500
Stock compensation	89,619	16,370	145,001	10,668

	348,053	258,909	655,077	479,396

Financial Instruments

The Corporation’s objectives when managing capital are to safeguard its ability to continue its operations as well as its acquisition and exploration programs. The Corporation has relied primarily on the equity markets to fund its activities. In order to carry out planned exploration and to pay for administrative costs, the Corporation will spend its existing working capital, use its Loan Facility and raise additional funds as needed. The Corporation has not paid any dividends. As well, other than those reported in note 7 to the condensed interim consolidated financial statements, the Corporation does not have any externally-imposed capital requirements, either regulatory or contractual to which it is subject.

The Corporation’s financial instruments consist of cash and cash equivalents, investments, accounts payable and accrued liabilities and loans payable.

The Corporation does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

The Corporation is not exposed to any significant credit risk as at April 30, 2014. The Corporation’s cash is deposited with a major Canadian chartered bank and is held in highly-liquid investments.

As at April 30, 2014, the Corporation had a total of $3,078,039 in cash and cash equivalents. The Corporation manages liquidity risk through the management of its capital structure.

The Corporation has a loan facility with Investissement Québec. Amounts drawn under the Loan Facility bear interest, payable on a monthly basis, at an annual rate of prime plus 5.5%. In addition, the Corporation’s cash and cash equivalents carry interest and therefore, the Corporation is exposed to a variation of interest rates on amounts earned and payable. Based on the amounts drawn down on its loan facility and its exposures to cash and cash equivalents as at April 30, 2014 and assuming that all other variables remain constant, an increase or decrease of 100 basis points of the interest rate during the quarter would result in a decrease or increase of $315 respectively in comprehensive loss before income taxes.

The rates as at April 30, 2014 for Canadian and U.S. funds ranged from 1.20%-1.50% (October 31, 2013 – range of 1.20%-1.50%) and 0.10% (October 31, 2013 – 0.10%), respectively. The rate as at April 30, 2014 for the Corporation’s loan from Investissement Québec was 8.5% (October 31, 2013 – 8.5%).

Critical Accounting Estimates

The Corporation’s condensed interim consolidated financial statements include estimates and assumptions made by management. Actual results may vary from these estimates. Critical accounting estimates are discussed under Note 2 of the consolidated financial statements for the year ended October 31, 2013.

Changes in Significant Accounting Policies

The Corporation’s significant accounting policies are disclosed under the note 3 of the consolidated financial statements for the year ended October 31, 2013. As a result of adoption of new IFRS standards noted below, there have been no changes in the Corporation’s significant accounting policies during the quarter ended April 30, 2014.

Adoption of New IFRS Standards

IAS 1 Presentation of Financial Statements – Components of Other Comprehensive Income

The amendments to IAS 1 change the grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or “recycled”) to profit or loss at a future point in time would be presented separately from items that will never be reclassified such as remeasurement gain (loss) on employee benefits. The Corporation adopted IAS 1 on November 1, 2013 and the amendment affects presentation only and therefore had no impact on the Corporation’s condensed interim consolidated financial statements.

IAS 1 Clarification of the Requirement for Comparative Information (Amendment)

The amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the consolidated financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntary comparative information does not need to be presented in a complete set of condensed interim consolidated financial statements.

IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including structured entities. IFRS 10 replaces the parts of previously existing IAS 27, Consolidated and Separate Financial Statements, that dealt with consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changed the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: a) an investor has power over the investee; b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and c) the investor has the ability to use its power over the investee to affect the amount of the investor’s returns. The Corporation adopted IFRS 10 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Corporation adopted IFRS 11 on November 1, 2013 and it did not have any impact on the Corporation’s condensed interim consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. The Corporation adopted IFRS 12 on November 1, 2013. None of these disclosures requirements are applicable for condensed interim consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, in the absence of such events, the Corporation has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 also defines fair value as an exit price and also requires additional disclosures. The Corporation adopted IFRS 13 on November 1, 2013 and the application of IFRS 13 has not impacted the fair value measurements of the Corporation. See note 10 to the condensed interim consolidated financial statements for the required disclosures.

Risk Factors

Resource exploration and development is a highly speculative business, involves a high degree of risk and is frequently unsuccessful. There is no certainty that the expenditures to be made by the Corporation in the exploration of its properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risk, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the Corporation’s current exploration programs will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection; (iv) First Nations negotiations and agreements; and (v) technological risks and changes. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Corporation not receiving an adequate return on invested capital.

The Corporation has not generated any revenues since its incorporation. The Corporation’s plan of operations involves the implementation and execution of exploration and development programs on its properties. There is no assurance that these exploration and development activities will result in the establishment of commercially-exploitable mineral deposits on these properties. Even if commercially-exploitable mineral deposits are discovered, the Corporation may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Corporation is able to extract. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development plans.

The prices of minerals fluctuate widely and are affected by many factors outside of the Corporation’s control. The prices of minerals and future expectation of such prices may have a significant impact on the market sentiment for investment in mining and mineral exploration companies. This in turn may affect the Corporation’s ability to raise equity financing for its capital requirements.

Reference is made to the section of the Corporation’s 2013 Annual Information Form entitled “Risk Factors” for a discussion of the risk factors applicable to the Corporation and its business.

Disclosure Controls and Internal Controls over Financial Reporting

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that all material information relating to the Corporation has been made known to them and has been properly disclosed in the Corporation’s annual and interim filings and other reports filed or submitted under applicable Canadian and United States securities laws.

Management of the Corporation, with the participation of the CEO and the CFO, has evaluated the effectiveness of the design and operation of the Corporation’s disclosure controls and procedures as at October 31, 2013. Based on this evaluation, the CEO and the CFO have concluded that the Corporation’s disclosure controls and procedures were effective as of October 31, 2013 to provide reasonable assurance that information required to be disclosed in the Corporation’s annual filings and other reports filed or submitted were recorded, processed, summarized and reported within the time period specified in those rules.

An evaluation, under management supervision, was carried out on the effectiveness of the Corporation’s internal control over financial reporting as at October 31, 2013 using the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Based on this evaluation, management has concluded that internal control over financial reporting was effective as at October 31, 2013.

There have been no changes in the Corporation’s design of internal controls over financial reporting during the quarter ended April 30, 2014 that materially affected, or are reasonably likely to affect, the Corporation’s internal control over financial reporting.

Presentation of Mineral Reserve and Resource Information

This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“Nl 43-101”). Nl 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including Nl 43-101, differ significantly from the requirements of the SEC and reserve and resource information contained in this MD&A may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in-place tonnage and grade without reference to unit measures. The requirements of Nl 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Quest in compliance with Nl 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Other Information

Additional information on the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar and on the Corporation’s website at www.questrareminerals.com.